Mail Stop 3561
      February 2, 2005

Mitchell Rubenstein
Chief Executive Officer
Hollywood Media Corp.
225 Glades Road, Suite 221-A
Boca Raton, FL 33431

      Re:	Hollywood Media Corp.
		Registration Statement on Form S-3
      Filed January 6, 2006
		File No. 333-130903

Form 10-Q for the Fiscal Quarter Ended September 30, 2005
		Filed November 11, 2005
		File No. 1-14332


Dear Mr. Rubenstein:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. According to your disclosure and the Notes Purchase Agreement dated November 22, 2005, should you exercise your right to extend the maturity of the senior notes for six months, you will deliver to the note holders additional five-year extension warrants to purchase an aggregate of 100,000 shares of common stock. Please note that if you continue to issue privately additional convertible securities after filing the resale registration statement for the securities underlying the previously sold convertible securities, the continuation of the same offering calls into question the Section 4(2) exemption generally claimed for the entire convertible securities offering. Refer to Securities Act Section 3S(b) of the Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations (March 1999 Supplement). In addition, the investor does not appear to be at market risk since the exercise price of the extension warrants is not fixed. Please tell us the exemption relied upon for the private placement of the senior notes and warrants and how the possible future issuance of the extension warrants impacts the availability of the exemption. In particular, please address how the private placement has been completed prior to the filing of the registration statement in light of the extension warrants that may be issued after the filing of the resale registration statement.

Selling Shareholders, page 14
2. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
3. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Controls and Procedures, page 47
4. We note your disclosure that your disclosure controls and procedures were not effective "[t]o ensure that information required to be disclosed by us in reports we file or submit under the
Exchange
Act is recorded, processed, summarized and reported within the time
periods specified in the rules and forms of the Securities and Exchange Commission." Since you have included a portion of the definition of disclosure controls and procedures in your disclosure, please include the entire definition. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
5. We note your disclosure that "[O]ther than as described below, there have been no changes in Hollywood Media`s internal control over financial reporting...."  Please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Further, you state that the changes are "described below," however, it does not appear that you have provided the description. Accordingly, please describe to us the changes in your internal control over financial reporting during the last fiscal quarter, and in future filings, please revise to include this disclosure. Refer to Item 308(c) of Regulation S-K.

Exhibit 31
6. We note that you refer to the title of the certifying individual in the first line of the certification. In future filings, please revise to remove the title of the certifying officer.


******

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Steven Vazquez, Esq.
	Foley & Lardner LLP
      Fax: (813) 221-4210

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Michael Rubenstein
Hollywood Media Corp.
February 2, 2006
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